ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2008

March 25, 2009

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TABLE OF CONTENTS

PRELIMINARY NOTES

iii

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

iii

FORWARD LOOKING STATEMENTS

iii

INFORMATION CONCERNING PREPARATION OF RESERVE AND RESOURCE ESTIMATES

iii

GLOSSARY AND DEFINED TERMS

iv

REPORTING CURRENCY

viii

ITEM 1.

CORPORATE STRUCTURE

1

1.1

NAME AND INCORPORATION

1

1.2

INTERCORPORATE RELATIONSHIPS

1

ITEM 2.

GENERAL DEVELOPMENT OF THE BUSINESS

2

2.1

THREE YEAR HISTORY

2

2.2

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

2

ITEM 3.

DESCRIPTION OF THE BUSINESS

3

3.1

GENERAL

3

3.2

RISK FACTORS

4

3.3

MINERAL PROPERTIES:  BISHA, ERITREA

7

ITEM 4.

DIVIDENDS

19

ITEM 5.

DESCRIPTION OF CAPITAL STRUCTURE

19

ITEM 6.

MARKET FOR SECURITIES

19

6.1

MARKET FOR SECURITIES

19

ITEM 7.

DIRECTORS AND OFFICERS

20

7.1

NAME, OCCUPATION AND SECURITY HOLDING

20

7.2

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

22

7.3

CONFLICTS OF INTEREST

23

7.4

AUDIT COMMITTEE

23

ITEM 8.

INTEREST OF MANAGEMENT

30

ITEM 9.

TRANSFER AGENTS AND REGISTRARS

30

ITEM 10.

MATERIAL CONTRACTS

30

ITEM 11.

INTERESTS OF EXPERTS

31

ITEM 12.

ADDITIONAL INFORMATION

31

12.1

ADDITIONAL INFORMATION

31

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ITEM 1.

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

The following documents are incorporated by reference and form part of this annual information form (the “Annual Information Form” or “AIF”) which is prepared in accordance with Form 51-102F2. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) at www.sedar.com:

1.

Consolidated financial statements for the year ended December 31, 2008, together with the auditors’ report thereon dated March 13, 2009;

2.

Management’s discussion and analysis (MD&A) for the year ended December 31, 2008.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible”, “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this Annual Information Form.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Reserve and Resource Estimates

All reserve and resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements

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of the United States Securities and Exchange Commission, and reserve and resource information included herein may not be comparable to similar information concerning U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made, that according to definition is, “that part of a mineral deposit which could be economically and legally produced or extracted at the time of the reserve determination”. In addition, the term “resource” does not equate to the term “reserves”. The Securities and Exchange Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Alluvial:

Sedimentary accumulations, often as sand or gravel deposited or formed by the action of running water, as in a stream channel or alluvial fan.

Alteration:

Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Breccia:

A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM:

Canadian Institute of Mining, Metallurgy and Petroleum.

Dyke:

A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Feasibility study:

a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

G/t or gpt:

Grams per metric tonne.

Geotechnical work:

Tasks that provide representative data of the geological rock quality in a known volume.

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Gossan:

An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

Gravity:

A methodology using instrumentation allowing the accurate measuring of the difference between densities of various geological units in situ.

Mineral Reserve:

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

Probable Mineral Reserve:

is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve:

is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, and “measured, indicated and inferred mineral resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 as those definitions may be amended from time to time by CIM (the “CIM Standards”).

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

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•

A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves;

•

A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves; and

•

To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable or indicated reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource:

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource:

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to

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support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Mineralization:

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Multiple indicator kriging:

The probability in the distribution of values using deciles that are transformed to 1, if equal or less than the value or 0, if greater than the value, used to determine the average of a group of values.

Ore:

Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

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Pyrite:

An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Sphalerite:

Zinc sulphide mineral (ZnS).

Strike:

The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide):

A compound of sulphur (sulfur) and some other metallic element.

Supergene:

A word suggesting an origin literally “from above”. It is used almost exclusively for processes involving water, with or without dissolved material, percolating down from the surface. Typical supergene processes are solution, hydration, oxidation, deposition from solution, reactions of ions in solution with ions in existing minerals (replacement or enrichment).

Tailings:

Gangue minerals extracted from ore through various mineral processes and deposited in an enclosed ground storage area.

Trenching:

The mechanical or human excavation of ground material to expose material below surface.

VMS:

Volcanic hosted massive sulphides.

Reporting Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.  The Company’s quarterly and annual financial statements are presented in United States dollars.

ITEM 2.

CORPORATE STRUCTURE

2.1

Name and Incorporation

The head office of Nevsun Resources Ltd. (“Nevsun” or the “Company”) is located at 800-1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and the Company’s registered and records office is located at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

The Company was incorporated in British Columbia under the Companies Act (British Columbia) on July 19, 1965, originally under the name of Hogan Mines Ltd. Since inception the Company has undergone four name changes until December 19, 1991 when it adopted the name of Nevsun Resources Ltd. The Company is now governed by the Business Corporations Act (British Columbia).

2.2

Intercorporate Relationships

The following diagram explains the intercorporate relationships among the Company and its subsidiaries; the name and place of incorporation of each subsidiary; and the percentage of ownership by the Company of each subsidiary.

Nevsun Resources Ltd.
Canada
100%
Barbados
Nevsun (Barbados) Holdings Ltd.
100%
Nevsun Africa (Barbados) Ltd.
100%
Nevsun Resources (Eritrea) Ltd.
60%*
Eritrea
Bisha Mining S.C.
BISHA PROJECT

*10% free carry and 30% contributing interest by state-owned Eritrean National Mining Corporation

ITEM 3.

GENERAL DEVELOPMENT OF THE BUSINESS

3.1

Three Year History

Nevsun is a gold and base metal mining and exploration company. The most significant activities impacting the Company during the past three years are:

1.

The start of construction at the Company’s gold-copper-zinc Bisha property in Eritrea, NE Africa (the “Bisha Property”), which began in 2008 with the ordering of critical equipment and the mobilization of SENET (PTY) Ltd. of South Africa ("SENET"), the engineering, procurement, construction and management (“EPCM”) contractor, for site preparation and camp construction.

2.

In October 2008 a commitment of $89 million for the development of the Bisha Property was received from Industrial Development Corporation of South Africa (“IDC”) towards the planned project finance of over $200 million from a consortium of lenders.

3.

In January 2008 the Company received $25 million from the Eritrean National Mining Corporation (“ENAMCO”) as a partial payment to be applied towards to the purchase by ENAMCO of a 30% interest in the Bisha Property pursuant to an agreement with the Company reached in 2007. This interest is in addition to ENAMCO’s existing 10% free carried interest.

4.

Receipt of the Bisha Mining License in 2008 for the Bisha Property, following  the completion of a feasibility study for mine construction, and a Social and Environmental Impact Assessment (“SEIA”) in 2006;

5.

A decision by management in September 2007 to place the Company’s Tabakoto mine in Mali, West Africa, on care and maintenance, following less then expected ore grades after production began in 2006. The mine was sold in May 2008 for $20 million plus a net smelter royalty of 1%.

6.

The start of production in 2006 of its Tabakoto gold mine in Mali.

Changes which will impact the Company in the current year are the anticipated completion of debt facilities in the second quarter 2009, and continued mine construction with delivery of the mills in the third quarter from Polysius AG, a supplier in Europe.

The Company is managed from its Canadian head office where a small team of professional staff provide direction and support for the Company’s foreign operations.

3.2

Significant Acquisitions and Dispositions

During 2008 the Company was not involved in any significant acquisitions.

In May 2008 the Company sold its Mali properties for $20,000,000 plus a 1% net smelter royalty. Further details of this transaction are included in the Company’s Management Discussion and Analysis for the year-ended December 31, 2008.

ITEM 4.

DESCRIPTION OF THE BUSINESS

4.1

General

The Company is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Currently the Company’s portfolio consists of the Bisha Property located in Eritrea, North-East Africa with gold and base metal (copper and zinc) Mineral Resources and Mineral Reserves.

The Bisha Property commenced development in 2008 after having progressed through feasibility and licensing.  In mid-2008 the EPCM contractor mobilized to site and in late 2008 a debt finance commitment of $89 million was received from IDC, subject to completion of all debt facilities required for the Bisha development.

Methods of Production

The Bisha Property will use an owner operated mining fleet and processing facilities to initially process the gold oxide cap by traditional cyanide leaching and then process supergene and primary ores by flotation to extract copper and zinc.  The current mine life is estimated to be at least ten years.

Skill and Knowledge

The Company engages international and local national staff in its operations. Original discovery work at the Bisha Property utilised experienced international and national contract staff with on-site training of new national staff to replace contract staff.  Experienced international and national staff has been engaged for senior and highly skilled positions at the Bisha Property.

The Company has built a management team of skilled mining, environmental, financial and administrative personnel reporting to a country General Manager who is in charge of the development and future operations of the Bisha Property. A mix of international and national staff has been assembled with a clear intent to train appropriate future national staff in all aspects of modern mining operations. The Bisha Property will be the first modern mining operation in Eritrea. Training of local staff will be a priority – retraining in the case of skills already existing that can be applied to mining operations and training for new skills.

Employees

At December 31, 2008, the Company had 59 full time employees in Eritrea, and 6 full time employees associated with its head office in Canada.

Social and Environmental Policies

The Company encourages in all of its operations a culture of environmental responsibility and awareness of the importance of health and safety. The Company’s Social, Environmental, Health and Safety Committee is committed to furthering these objectives.

Experienced environmental management staff report directly to the General Manager. Regular meetings are held between the management team, the EPCM contractor and the local community.  The Company has focused much of its feasibility development work on the local community through education and community awareness programs which were an integral part of the Bisha Property SEIA.  There was full community involvement in the SEIA and the operation will be conducted in compliance with the 2006 World Bank Performance Standards on Social and Environmental Sustainability.

4.2

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business, in the mining industry. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk. The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Currency risk. At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.

Development risk. Mineral property development is a speculative business and involves a high degree of risk.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental risk. The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.    Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Exploration risk. Exploration for mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the Company’s exploration programs will establish economically recoverable reserves.

Foreign operation risk.  The Company conducts operations through foreign subsidiaries with operations in Barbados and Eritrea, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Funding risk. Additional future funds are required for further development. Historically, the only sources for such funds have been the sale of equity capital and limited debt.  There is no assurance that sources of financing will be available on acceptable terms or at all.

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Key executive risk.  The Company is dependent on the services of key executives.  Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Operating risk. Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, pit collapse or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Ownership risk. There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  Title to these properties may be affected by undetected defects.

Political risk. The Company’s material properties are located in Eritrea and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining,  currency fluctuations and inflation, all or any of which may impede the Company’s activities or may result in the impairment or loss of part or all of the Company’s interest in the properties.

Reserve estimate risk.  The figures for reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render mineral reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the Company’s reserves and resources.  Should such reductions occur, material write downs of the Company’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Share price risk.  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The affect of these and other factors on the market price of the Common Shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile.  In the previous eight quarters, between January 1, 2007 and December 31, 2008 the Company’s shares traded in a range between Cdn $0.40 and Cdn $2.90.

4.3

Mineral Properties:  Bisha, Eritrea

In 2008, the Company had one material mineral property, the Bisha Property located in Eritrea, which is expected to begin production in 2010.

Project Description and Location

The Bisha Property is located 150 km west of Asmara, 43 km southwest of the regional town of Akurdat, and 50 km north of Barentu, the regional or Zone Administration Centre of the Gash-Barka District, in Eritrea, East Africa. The property area contains the Bisha deposit, which is a large precious metal (Au) and base metal rich (Cu, Zn) Volcanic Massive Sulphide (VMS) deposit, as well as two satellite deposits, the NW Zone and Harena.  A mining license, valid for 20 years, was issued for the project during 2008 covering a 16.5 square kilometer area (which includes the Bisha Main Zone deposit and the Northwest Zone deposit) within a mining agreement area of 39 square kilometers. The Company retains a continuous exploration license of 94.5 square kilometers, including the Harena deposit. The Bisha Property is located at approximate latitude 15°24'N and longitude 37°30'E.  The UTM coordinates (WGS84) of the centre of the Bisha Property are 1,712,000 N and 336,000 E (UTM Zone 37).  The exploration license is valid until May 16, 2009 with a right of renewal upon application and a minor fee.  The Company intends to apply for renewal and may shed a portion of the license that is not prospective.

The annual rental fee for the Exploration Licence is 53,200 Nakfa, and the annual licence renewal fee is 6,000 Nakfa (about US$3,500 and US$400 respectively).

In October 2007 the Government of Eritrea indicated its strong support for the Bisha Project and for the development of a new and strong mining sector in Eritrea through its purchase of a 30% paid participating interest through ENAMCO. The shareholder structure of the Bisha Mining Share Company (“BMSC”) is 60% Nevsun and 40% ENAMCO; with the ENAMCO shareholding comprising a 30% paid participating interest and a 10% free participating interest as provided by the country’s mining legislation.  In December 2007 BMSC concluded a mining agreement with the Government of the State of Eritrea containing all the normal provisions governing the future development and operations for the Bisha Project, including all substantive requirements of international financial institutions.

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Eritrea is located above the Horn of Africa on the continent’s east coast, between Sudan to the north and west, and Ethiopia and Djibouti to the south.  Eritrea has an area of 124,320 km2 and a 1,151 km long coastline on the Red Sea, which separates the country from Saudi Arabia and Yemen.

The country is divided into three main geographical zones:  (1) the fertile and intensively farmed mountainous central plateau that varies from 1,800 to 3,000 metres above sea level (“masl”); (2) the eastern escarpment and coastal plain which are mainly desert, and (3) semi-arid western lowlands. The Bisha Property is located in the western lowlands.

Eritrea has no year-round rivers and the climate is temperate in the mountains and hot in the lowlands.  The weather is usually sunny and dry, with the short or “belg” rains occurring between February to April and heavy or “meher” rains beginning in late June and ending in mid-September.

Asmara, the capital, is located at about 2,300 masl (7,500 ft.) and is serviced by regular international flights including flights out of Frankfurt, Cairo, Sanaa and Jeddah. There is a good network of paved roads connecting Asmara with the major regional centres of Keren, Massawa, Assab, Adi Quala and Barentu.  Power generation from the Hirgigo plant near Massawa supplies electrical power to Asmara and other major regional centres.  Landline telephone service is available from larger towns and cellular service is available in Asmara and surrounding towns, including Keren. Access to the Bisha Property is by paved road from Asmara to Akurdat, a distance by road of 181 km.  From Akurdat access is via an all-weather unpaved road.

Comprehensive medical services are found in the larger towns with rudimentary medical clinics available in the smaller villages.  Schools are located in most villages.

Exploration History and Drilling

Nevsun has no record of any previous exploration or mining activities on the property or surrounding areas prior to 1998. In June 1998, Nevsun signed the Bisha Area Prospecting Licence Agreement with the State of Eritrea that was converted to an Exploration Licence in June 1999 covering an area of 49 km2, later expanding to an area of 224 km2 in 2003. From 1998 to 1999, exploration activities consisted of reconnaissance-scale geological mapping, multi-element stream sediment sampling, ground geophysical surveys and limited “orientation” soil sampling, which  showed the Bisha Gossan Zone to be highly anomalous in lead with significant values of copper, zinc and silver. Grab samples of the gossan returned anomalous gold values ranging up to 30.4 g/t Au.

Work was suspended between 1999 until late 2002 due to the border war with Ethiopia.

In November 2002, Nevsun completed a diamond-drilling program of six holes totalling 810.90 m at the Bisha Property to test the geophysical and geochemical anomalies at the gossan outcrop area.  The drilling was sufficient to confirm the presence of a volcanogenic massive sulphide (VMS) deposit overlain by a supergene copper-enriched zone and a gold-enriched gossan cap.

Two phases of diamond drilling were completed in 2003 for a total of 18,619.26 m in 141 holes. Additional work conducted during this program included mapping, geochemical sampling, trenching, geophysics (airborne and ground), metallurgical testwork, petrographic work and bulk density measurements.

Further diamond drilling (163 holes totalling 28,879.50 m), RC drilling (33 holes totalling 1,814.40 m) and core/RC combination holes (9 holes totalling 591.70 m) were completed between January and June 2004.  Additional work completed during this program included geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical work, environmental baseline work, and metallurgical testwork.

During 2005, Nevsun completed diamond drilling of 135 holes in three zones (86 holes in Bisha Main Zone, 22 holes in the Northwest Zone, 27 holes in the Harena Zone) totalling 18,053 m.  The Bisha Main Zone drilling included 20 geotechnical and 8 metallurgical drill holes, drilled to provide further information on the deposit for use in the feasibility study.

In 2006, 8 diamond drill holes (1,680 m), including one deep drill hole at Bisha Main, three drill holes at the Bisha hangingwall copper zone and 4 drill holes at the NW zone satellite deposit were completed.  These holes were not included in the database used for resource estimation in the Feasibility Study.

In 2007 additional ground geophysical (gravity) surveys were performed on new target areas within the exploration license which were followed up in 2008 with mechanical trenching/pitting and geological mapping.

No additional drilling has taken place.

Geology and Mineralization

The Bisha Property contains a precious and base metal-rich VMS deposit.  Pertinent deposit model types would be Noranda/Kuroko or bimodal-siliciclastic VMS deposits.

Four principal zones of mineralization within the Bisha Main Zone have developed through oxidation, leaching and re-precipitation of metals, and include:  (1) a near-surface gold enriched oxide/gossan; (2) a horizon that has been subjected to extreme acidification (acidified); (3) a supergene copper-enriched horizon; and (4) a primary massive sulphide horizon.

The massive sulphide lenses are oriented north-south, and the true thicknesses vary from 0 to 70 m.  The deposit remains open down dip in several portions of the deposit and extensions at depth would add primary sulphide mineralization.

Metal zoning within the massive sulphide lenses appears to indicate an upward transition from Cu-rich to Zn-rich to barren pyrite and this confirms the interpretation that the sequence is right-way-up (west-facing).

 Sampling and Analysis

Sampling programs at the Bisha Property included drill core samples, RC samples and various geochemical samples, which included: surface rock chip, trench, auger, pit, soil, and stream sediment sampling. Nevsun established detailed logging, sample collection, and sample preparation protocols for core and RC sampling, and implemented procedures for the collection of geotechnical data.

All trench, rock chip and geochemical samples, including soil and auger, stream sediment, pit and termite mound samples collected during the 2003 Phase I program were shipped to the

Horn of Africa Preparation Laboratory, in Asmara, which provided preparation services for Genalysis Laboratory Services Pty (Genalysis) of Maddington, Australia.  The preparation laboratory produced pulp samples that were subsequently shipped to Genalysis in Australia for analysis.  Following the 2003 Phase I program, geochemical and rock chip samples were shipped to ALS Chemex Ltd. (ALS Chemex), in Vancouver, Canada.

The primary laboratory used by Nevsun for analytical work on the drilling programs was ALS Chemex.  Nevsun used the laboratory for both sample preparation and analyses from the initiation of the first drill program in 2002.  During the 2002 and Phase I of the 2003 drilling program samples were shipped as half-core from the Bisha camp to Asmara and forwarded to ALS Chemex in Vancouver.  After establishing a sample preparation facility, designed and installed by ALS Chemex, at camp in September 2003, Nevsun sent coarse crushed and split material (-2 mm) for core, RC, and rock samples to ALS Chemex for subsequent pulverization and analyses.  All assay data contained in the database for resource estimation was assayed by ALS Chemex.

Both ALS Chemex and Genalysis are ISO registered and are internationally recognized facilities.  ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by BSI Quality Registrars.  The National Association of Testing Authorities Australia has accredited Genalysis, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.  The facility is accredited in the field of Chemical Testing for the tests, calibrations and measurements that are shown in the Scope of Accreditation issued by NATA (see Genalysis Website, 2004).

Security of Samples

The chain-of-custody for core samples collected and being shipped from site is as follows:

•

Core is transported to the Bisha camp by Nevsun personnel and placed in the core logging area

•

The logging and sample preparation area and the Bisha camp is within a fenced and guarded compound

•

Core samples are crushed and sub-sampled

•

Prepared samples are placed in sealed barrels

•

Each barrel has a list of samples written on the outside of the container

•

A sample submission form accompanies each barrel

•

Barrels are transported to Asmara in company-owned vehicles arranged by Nevsun.

The sample barrels are submitted to the Eritrean Ministry of Energy and Mines for inspection and submission to customs, a customs seal is placed on the barrels and they are shipped via air transport directly to ALS Chemex in Vancouver, Canada.

Mineral Resource Estimate

The geological interpretation was completed by Nevsun based on lithologic, mineralogic and alteration features logged in drill core.  The overall interpretation at the Bisha Property changed little since AMEC Americas Ltd. (“AMEC”) provided an initial resource estimate in 2004.  The deposit has been subdivided into six mineralized domains:  breccia, oxide, acid, supergene, primary Zn, and primary.  Some of the domain contacts have been revised relative to the 2004 interpretation based on new drill hole information or revised interpretations.  The general sizes of the domains and their positions relative to each other are consistent with the initial interpretations.

A 3D geological model was prepared in Gemcom® software to outline the six mineralized domains.  A resource model was prepared in 2005 by AMEC using ordinary kriging for grade interpolation.  The 2005 Bisha Mineral Resource estimate is based on 347 diamond and 9 reverse circulation pre-collar diamond drill holes covering a strike length of 1,200 m and to depths varying from surface to 380 m.

The classified Bisha Mineral Resource estimate is summarized by domain at various gold, copper and zinc cut-off grades in Table 1-1.  The Mineral Resource estimate is compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as required by NI 43-101.

After resource modelling was completed, the model was condensed to three zones each of which requires a different recovery treatment process.  The upper breccia, oxide, and acidified domains were combined into an “Oxide Zone”.  The supergene domain became the “Supergene Zone”, and the two primary domains were combined into the “Primary Zone”.  The resulting zones were then examined to determine the potential for selective mining of each zone and a series of pit phases were created to sequence the pit.  A dilution factor was added to the mineralization based on the zones and their grades in each block.

Table 1-: Mineral Resource Estimate
				Grade					Metal
Category	Domain	Cut-off	Tonnes (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (klb)	Pb (klb)	Zn (klb)
Measured	Oxides	0.5g/t Au	764	6.26	27.8	0.11	0.70	0.10	154	683	1,885	11,873	1,760
	Supergene Cu	0.5% Cu	844	0.77	43.6	5.03	0.17	0.24	21	1,183	93,551	3,162	4,464
	Primary Zn	2.0% Zn	320	0.84	68.5	1.11	0.52	12.29	9	704	7,826	3,666	86,655
	Primary	2.0% Zn	4	0.69	22.5	0.67	0.04	2.17	0	3	52	3	169
	Primary	0.5% Cu (< 2%Zn)	87	0.63	24.2	0.65	0.06	0.90	2	67	1,241	115	1,718
	Subtotal		2,018	2.95	41.4	2.43	0.44	2.19	185	2,639	104,555	18,819	94,766
Indicated	Oxides	0.5g/t Au	4,036	7.17	30.7	0.08	0.54	0.07	930	3,981	7,118	48,047	6,228
	Supergene Cu	0.5% Cu	6,660	0.71	30.9	3.83	0.10	0.10	152	6,607	562,321	14,242	14,682
	Primary Zn	2.0% Zn	8,256	0.76	59.2	1.06	0.34	9.07	201	15,702	192,927	61,882	1,650,800
	Primary	2.0% Zn	1,659	0.75	31.4	0.79	0.08	3.09	40	1,675	28,894	2,926	113,015
	Primary	0.5% Cu (< 2%Zn)	4,657	0.67	33.4	1.16	0.03	1.01	100	5,001	119,105	3,080	103,704
	Subtotal		25,268	2.00	42.2	1.74	0.28	3.93	1,424	32,967	910,365	130,177	1,888,429
Meas+Ind	Oxides	0.5g/t Au	4,800	7.02	30.2	0.09	0.57	0.08	1,084	4,663	9,003	59,920	7,988
	Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.11	0.12	173	7,790	655,871	17,403	19,146
	Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	0.35	9.19	210	16,406	200,754	65,549	1,737,456
	Primary	2.0% Zn	1,663	0.75	31.4	0.79	0.08	3.09	40	1,677	28,946	2,929	113,184
	Primary	0.5% Cu (< 2%Zn)	4,744	0.67	33.2	1.15	0.03	1.01	103	5,068	120,065	3,033	105,528
	Subtotal		27,286	2.08	42.1	1.80	0.29	3.78	1,610	35,605	1,014,639	148,834	1,983,300
Inferred	Oxides	0.5g/t Au	60	2.85	17.5	0.03	0.06	0.02	5	33	39	79	26
	Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.05	0.03	3	140	8,820	214	123
	Primary Zn	2.0% Zn	6,803	0.65	53.3	0.83	0.36	8.42	142	11,658	124,485	53,993	1,262,847
	Primary	2.0% Zn	510	0.62	36.5	1.02	0.05	3.29	10	599	11,465	562	36,980
	Primary	0.5% Cu (< 2%Zn)	4,147	0.68	37.3	0.99	0.02	0.87	91	4,974	90,519	1,829	79,547
	Subtotal		11,726	0.66	51.0	0.87	0.33	7.78	252	17,404	235,328	56,677	1,379,523

Mineral Reserves

The Proven Mineral Reserves and Probable Mineral Reserves described in the AMEC Feasibility Report of October 2006 (the “Feasibility Study”) are summarized in Table 1-2.  These are considered to be “ore”, which by definition is economically recoverable. The metal prices used for the reserve estimation were: Au $400/oz, Cu $1.05/lb, Zn $0.50/lb, Ag $6.00/oz.

Table 1-: Proven and Probable Reserves
Ore Type	Tonnage (kt)	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Oxide
Proven	663	-	-	6.87	28.93
Probable	3,353	-	-	8.21	33.62
Combined	4,016	-	-	7.99	32.85
Supergene
Proven	808	-	5.10	0.81	44.74
Probable	5,542	-	4.30	0.83	34.71
Combined	6,350	-	4.40	0.83	35.98
Primary
Proven	353	11.38	1.10	0.82	65.56
Probable	9,360	7.05	1.15	0.76	53.57
Combined	9,713	7.21	1.14	0.76	54.00
Total Combined	20,079

The Feasibility Study selected conventional open pit mining methods with the mining function being performed by the owner with purchased equipment.  Waste stripping varies by year, starting at 20,000 t/d in Year 1 to a maximum of 40,000 t/d in Year 7 and subsequently decreases to 4,000 t/d in Year 10.  The average waste stripping rate is 23,000 t/d. The milling rate will be 5,500 t/d ore for approximately 10 years.

The Company considers the Mineral Reserves used in the Feasibility Study to be current as there have been no material changes in underlying resources, mine model or operating cost structure.

Metallurgical Testwork and Process Plant Design

The Bisha Property Mineral Resource contains three ore types; the gold and silver bearing oxide cap, underlain by the secondary copper mineralized supergene ore, which is in turn underlain by the primary ore with chalcopyrite and sphalerite mineralization.

The metallurgical performances of the three ore types used for the Feasibility Study are summarized in Table 1-3.

Table 1-: Metallurgical Performance of the Three Ore Types
	%Au Recovery	%Ag Recovery	%Cu Grade	%Cu Recovery	%Zn Grade	%Zn Recovery
Bullion from Oxide Ore	87	36	-	-	-	-
Cu Concentrate from Supergene Ore	56	54	30	92	-	-
Cu Concentrate from Primary Ore	36	29	25	85	3.9	2.1
Zn Concentrate from Primary Ore	9.6	22	0.3	3	55	83.5

The three ores will require different processing techniques and equipment.  The current plan is to mine and process each zone in succession starting with the oxide zone.  Before the oxide ore is exhausted the additional supergene ore process equipment will be installed and commissioned so that a smooth transition can be made from the oxide ore to the supergene ore.  Similarly, before the supergene ore is exhausted, the additional equipment required to process the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore.   No interruption to production is anticipated or required when transitioning from one ore type to another.

The oxide ore will be processed by cyanide leaching and the supergene and primary ores will be processed by flotation.  The crushing, grinding and tailing systems will be common for the three plants.  In the first two years of production, gold and silver will be recovered by absorption on carbon, melted into dore bars and flown to refiners.  Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.  Concentrate will be transported to a concentrate storage and load-out facility at the port of Massawa where it will be off-loaded and conveyed into the holding sheds for storage prior to loading onto ocean freighters for shipment to smelters.

There have been no material changes in plans as a result of detailed design work since the Feasibility Study.

Mine Waste and Water Management

Waste rock from the open pit will be placed in dumps adjacent to the pit.  Waste rock with acid rock drainage potential will be placed to allow drainage flow by gravity into the open pit for closure.  During operation, all waste dump drainage will be intercepted and used as mill process water or disposed in the tailings impoundment.

Tailings generated from the processes will be stored in an impoundment located in an area that provides the best available storage characteristics in terms of embankment construction requirements.  Subsequent to the feasibility study, management has decided that the tailings impoundment site will be underlain with an impermeable plastic (HDP) liner. The additional cost has been included in capital cost updates below. The tailings will be thickened at the mill to reclaim as much water as possible and cyanide used in the mineral processing will be destroyed prior to pumping to the tailings impoundment.

Surface water flow in the project area is non-existent for much of the year; however river and stream flow can be significant during precipitation events.  A diversion dyke constructed across the Fereketatet river course upstream (southeast) of the proposed pit away from the open pit during runoff events.

Infrastructure

The major infrastructure required to develop the property includes a power supply, and a well farm for freshwater supply.  The power generation system will consist of multiple diesel or heavy fuel oil engines.  Freshwater will be supplied from groundwater including a well farm 6.5 km southeast of the process plant site, along the base of the slope of the adjacent mountain range.  The port site for the concentrate storage and loadout facility is planned for the site of an existing jetty at the Port of Massawa.

Socioeconomic and Environmental Assessment and Approval

The environmental assessment phase of this project commenced with baseline studies in 2004.  The Terms of Reference  for the project SEIA was approved by the Eritrean Ministry of Energy and Mines in March 2006 and the SEIA was completed in December 2006.  An update to the SEIA, which was carried out by AMEC, includes socially responsible consultative studies and activities which are compliant with the April 2006 IFC Performance Standards on Social and Environmental Sustainability.  The Company continues to update all social and environmental reports and management plans using the services of international consulting companies specializing in the area.  The Company continues to liaise with government ministries on these matters and will do so through the life of the mine.  There have been no material adverse social or environmental impacts identified since the 2006 SEIA.

Capital Costs

An update to the  Feasibility Study cost capital estimates was made by management in June 2008 following the engineering design by SENET. The pre-production capital expenditure estimate was raised to $250 million, and the future expansion capital was re-estimated to $115m versus the $92 million in the Feasibility Study.  The revised estimates are within the sensitivity analysis included in the Feasibility Study.

The estimated capital cost to build each of the phases of this project is as follows:

October 2006

June 2008

Feasibility Study1

Update2

Oxide phase

196.0

250.3

(Pre-production capital)

Supergene phase

61.2

76.5

(Funded from cash flow)

Primary ore phase

30.8

38.4

(Funded from cash flow)

1 In Q3 2006, US dollars, with no allowance for escalation, interest during construction or taxes.

2 In Q2 2008, US dollars, with no allowance for escalation, interest during construction or taxes.

The estimates cover the direct field costs of executing this project, plus the indirect costs associated with design, procurement, and construction efforts.  The capital costs for the pre-production phase by area is summarized in Table 1-4.

Table 1-: Summary of Pre-Production Capital Costs for Oxide Ore Phase by Area
Oxide Ore Phase by Area	October 2006 Feasibility Study (US$M)	June 2008 Update (1) (US$M)
Direct Costs
Mine	23.3	27.1
Process Plant	45.0	45.3
Site Preparation & Roads	0.9	5.9
Utilities	12.0	13.9
Ancillary Facilities	17.9	26.7
Tailings	10.4	18.5
Total Direct Costs	109.5	137.4
Indirect Costs
Project Costs	43.9	42.4
Owner’s Costs	12.7	25.0
Total Indirect Costs	56.6	67.4
Subtotal	166.1	204.7
Working Capital	11.5	13.0
Contingency	18.4	32.6
Total	196.0	250.3

(1) updated by Company management.

Operating Costs

The mine operating cost estimate incorporates costs for operating and maintenance labour and staff, plus operating and maintenance supplies for each year, including preproduction.  Operating and maintenance supplies are based on North American, Japanese and European supply and include an allowance for freight, shipping and delivery to the site.

The process operating costs assume the same annual processing rate of 2 million tonnes for all three ores.  The breakdown of the process operating costs over the life of mine (LOM) is 4% for manpower, 41% for consumables and 55% for electrical power.

The bulk of the port site operating cost is associated with maintenance of the truck dump receiving and shiploading systems.

The general and administration (G&A) operating costs will include all costs not directly chargeable to the mining, process and port site concentrate storage and shiploading areas.  The costs will include administrative personnel salaries, general office supplies, safety and training supplies, travel, contracted consultant services, insurance, permits, security, accommodations, building maintenance (excluding the process building and truck shop), environmental management and employee transportation.

The operating costs over the mine life are summarized in Table 1-5.  Note:  All costs in the table below are from the October 2006 Feasibility Study.  Upon review in June 2008 the Company believes there have been no material changes to the operating cost structure since the Feasibility Study.

Table 1-5: Overall Project Operating Costs (US$000)
Year	1	2	3	4	5	6	7	8	9	10	LOM
Mining	14,252	12,369	12,512	12,831	14,738	16,215	18,034	15,651	11,057	7,786	135,445
$/t	7.42	6.20	6.26	6.42	7.37	8.11	9.02	7.83	5.53	3.75	6.77
Process	39,045	38,331	34,476	33,282	33,111	34,621	34,653	34,653	34,653	35,982	352,809
$/t	19.52	19.17	17.24	16.64	16.56	17.31	17.33	17.33	17.33	17.31	17.57
Port			1,459	1,446	1,467	1,462	1,484	1,479	1,476	1,489	11,763
$/t			0.73	0.72	0.73	0.73	0.74	0.74	0.74	0.72	0.73
G&A	9,102	8,905	8,220	7,751	8,005	6,684	6,589	6,486	6,490	6,578	74,810
$/t	4.55	4.46	4.11	3.88	4.00	3.34	3.29	3.24	3.25	3.16	3.74
Royalties	10,175	9,432	6,890	6,517	7,138	4,185	3,932	3,704	3,778	4,078	59,828
$/t	5.09	4.72	3.45	3.26	3.57	2.09	1.97	1.85	1.89	1.96	2.99
Total	72,574	69,037	63,557	61,827	64,460	63,168	64,692	61,973	57,454	55,913	634,655
$/t	36.57	34.55	31.79	30.91	32.23	31.59	32.35	31.00	28.73	26.99	31.66

Financial Analysis

A summary of the financial analysis is shown in Table 1-6 using the October 2006 Feasibility Study, with updates to capital costs to June 2008.

In the Feasibility Study, sensitivity analysis was performed on the base case cash flow.  Positive and negative variations, up to 30% in either direction, were applied independently to each of the following parameters:

•

Metal prices – a change in metal price has the same effect as a similar change in grade or recovery rate (limited to an upper bound below 100%).

•

Capital expenditure.

•

Operating cost.

•

Price of diesel fuel.

The results of this analysis show that the project’s financial outcome is most sensitive to variation in metal price.  The project is less sensitive to changes in capital expenditure and least sensitive to changes in operating cost and the price of diesel fuel.

Table 1-6: Financial Analysis Summary
Economic Parameter	LOM (Total or Average)
Life of Mine	10+ years
Total Gold Production	1.06 million oz
Total Copper Production	747 million lb
Total Zinc Production	1,092 million lb
Total Silver Production	10 million oz
Pre-production Capital Cost Estimate	$250 million (Feasibility Study $196 million)
Expansion Capital Estimate	$76 million + $38 million in two phases, funded from operations
Operating Costs	$33.35 per tonne ore milled through LOM (feasibility study $31.66/t)

Feasibility Base Case Financial Analysis (after tax) (Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28/lb thereafter, Zn $0.57/lb, Ag $6.50/oz)
Rate of Return	26%
NPV (0% discount)	$356 million
NPV (10% discount)	$135 million
Payback	2.6 years (preproduction capital)

The revised June 2008 cost estimates provide for the following management estimates of rate of return, payback and LOM net cash  at varying metal prices.  These projections are based on a financial model that involves no bank debt.  Once the debt arrangements are finalized the Company will be able to report the effect of debt financing on the project’s return.

	Lower Metals prices	Higher Metals prices
Rate of return (IRR%)	35%	47%
Payback	2.4 years	2.0 years
LOM net cash	$560 million	$856 million

Assumptions

Operating Costs:

$33.35 per tonne ore milled- life of mine (Feasibility Study $31.61 per tonne)

Capital Cost Estimates:

Pre-production Capital Cost

$250 million pre-production (Feasibility Study $196 million)

Expansion Capital Cost

$115 million in two phases (Feasibility Study $92 million)

Metal Prices

Lower case

Au $750/oz Cu $1.70lb, Zn$0.60/lb, Ag $10/oz

Higher case

Au $900/oz Cu $2.00lb, Zn$0.70/lb, Ag $12/oz

Exploration & Development

Effective the beginning of 2008 the Board of Directors of the Company approved proceeding with development of the project. Development activities have commenced, including pre-engineering by the EPCM contractor and camp upgrade to be suitable for construction purposes. In addition the project company has ordered the ball mill and SAG mill, which are the critical path long lead items to complete the project.

Further exploration work is planned in the area to further define the satellite deposits and to explore new targets within the revised 94.5 square kilometre exploration license adjacent to the 39 square kilometre mining agreement area. The exploration license includes the already identified Harena deposit which is planned to be subject to an infill diamond drill program during the second quarter of 2009.

ITEM 5.

DIVIDENDS

The Company has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time.

ITEM 6.

 DESCRIPTION OF CAPITAL STRUCTURE

The Company has authorized capital of 250,000,000 Common Shares without par value, 128,289,322 of which are issued and outstanding at the date of this AIF.  All shares in the capital of the Company are of the same class and each carries the right to one vote.  The Company also has 6,117,500 stock options outstanding in accordance with its Stock Option Plan, of which 4,880,000 of these are vested; each vested option is exercisable for one common share of the Company.  A total of 5,000,000 warrants that have been issued in conjunction with a private placement financing are currently outstanding. Each warrant is exercisable for one common share of the Company.

The Company has not asked for, and is not aware of any stability or provisional ratings on the Company’s securities set by any approved rating organization.

ITEM 7.

MARKET FOR SECURITIES

7.1

Market for Securities

The Company’s common shares have traded on the Toronto Stock Exchange (“TSX”) since March 8, 1996 and on the NYSE Amex LLC (“NYSE Amex”) which was formerly the American Stock Exchange, since January 12, 2005.  During the 2008 financial year, the closing price of the Company’s stock on the TSX ranged from Cdn$0.35 to Cdn$2.53, with monthly trading volume ranging from 3.5 million to 18.5 million shares.  There are no seasonal trends to fluctuations in volume or trading price.  The high/low closing prices on the TSX and monthly volume for 2008 is as follows:

	Common Shares
CDN $	High	Low	Volume (million)
January	2.53	1.75	6.4
February	2.05	1.81	3.5
March	2.02	1.47	5.8
April	1.80	1.36	4.5
May	1.95	1.43	7.9
June	2.18	1.81	7.8
July	2.20	1.48	7.0
August	1.66	1.25	6.0
September	1.60	0.84	11.7
October	1.24	0.35	18.5
November	0.83	0.42	8.8
December	1.00	0.44	5.9

ITEM 8.

DIRECTORS AND OFFICERS

8.1

Name, Occupation and Security Holding

The following table sets forth, for each director and officer of the Company as of March 24, 2009 the name, municipality of residence, office, periods of service and the principal occupations in which each director and officer of the Company has been engaged during the immediately preceding five years.  Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.  Each officer is appointed by the Board of Directors.

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
R. Stuart Angus(1)(3) (5) Vancouver, British Columbia Chairman	Business advisor to the mining industry from December 2005 to present, Managing Director – Mergers & Acquisitions, Endeavour Financial Ltd. from November 2003 to December 2005.	January 2003	125,000 (<1%)
John A. Clarke(4) West Vancouver, British Columbia Vice Chairman, Director	Vice-Chair of the Company since August 2008. President and Chief Executive Officer of the Company from 1997 to 2008.	September 1997	1,367,700 (1%)
Clifford T. Davis Vancouver, British Columbia Chief Executive Officer Director	President and Chief Executive Officer of the Company from August 2008. Executive Vice President and Chief Financial Officer of the Company from 2002 to 2008.	December 1997	585,300 (<1%)

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Robert J. Gayton(1)(2) (5) West Vancouver, British Columbia Director	Financial Consultant since 1994.	November 2003	6,500 (<1%)
Gary E. German(1)(2)(3)(4)(5) Toronto, Ontario Director	Independent Director and Advisor, President, Falcon Strategy & Management Co., advisory services for international resource companies 2002 to 2006.	April 1996	100,000 (<1%)
Gerard E. Munera(1)(2)(3) (5) Greenwich, Connecticut Director	Managing Director, Synergex Group, investment holding company; Executive Chairman, Arcadia Inc., manufacturer of building parts, since 1995.	April 1996	300,000 (<1%)
Maureen D. Carse Burnaby, British Columbia Corporate Secretary	Corporate Secretary of the Company since 1995.	N/A	1,000 (<1%)
Peter J. Hardie Maple Ridge, British Columbia Chief Financial Officer	CFO of the Company from August 2008; Controller and Sr. Accountant of the Company from 2005 to 2008; Sr. Accountant with Andrews, Brown, Maloney from 2003 to 2005.	N/A	0
Trevor T. Moss(4) Santa Rosa, California Executive VP and Chief Operating Officer	Exec VP and COO of the Company since August 2008; President & Independent Management Consultant, HAWM Consulting Inc. since 2006; Vice President, Tiberon Minerals from 2005 to 2006; Vice President, Gabriel Resources from 2002 to 2005.	N/A	0
Stanley Rogers Asmara, Eritrea General Manager, Bisha Project	General Manager of the Company’s Bisha Project in Eritrea since September 2005; Operations/General Manager of the Caijiaying Zinc/Gold Mine, China from August 2003 to September 2005.	N/A	0

1 Member of the Governance Committee

2 Member of the Audit Committee

3 Member of the Human Resources Committee

4 Member of the Environment, Health & Safety Committee

5 Member of Special Committee

As of March 24, 2009, the directors and officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 2,485,500 common shares, being 2% of the issued and outstanding common shares of the Company.  The same directors and officers, as a group, have been granted options to purchase up to 5,310,000 shares of the Company.

8.2

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Certain directors or executive officers of the Company are, at the date of this AIF , or have been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of a company that:

(a)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (the “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

Details of which are described as follows:

i.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

ii.

John Clarke was a director of Mediterranean Minerals Corp. at the date of a cease trade order issued April 20, 2005, for failure to file its audited financial statements for the year ended December 31, 2004 by the filing deadline.  On July 22, British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order and on August 17, 2005, Ontario Securities Commission also revoked the order. On August 22, 2005, the common shares of the that company resumed trading.

iii.

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One director of the Company has been, within the 10 years before the date of the AIF, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets

i.

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10th, 2006;  in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

8.4

Audit Committee

(1)

Mandate

The following is a copy of the Mandate of the Audit Committee approved by the Board of Directors.

The Audit Committee shall consist of at least three members of the Board of Directors.  Each member of the Audit Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  Each member of the Audit Committee shall be

“financially literate”, which means that he or she must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally compatible to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition, at least one member of the Audit Committee shall be a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The overall mandate of the Audit Committee is the following:

1.

Assist the directors and management with meeting their responsibilities with respect to financial reporting;

2.

Be directly responsible for (i) the selection of a firm of external auditors to be proposed for election as the external auditors of the Company, (ii) the oversight of the work of the of the Company’s external auditors, and (iii) subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Company;

3.

Ensure that at all times there are direct communication channels between the Audit Committee and the Company’s external auditors;

4.

Ensure the independence of the Company’s external auditors;

5.

Periodically review and report to the board of directors whether management of the Company has designed and implemented an effective system of internal controls for reviewing and reporting on the Company’s financial statements;

6.

Review and report to the board of directors on all financial statements (including interim financial statements) prepared by the Company and enhance the credibility and objectivity of all financial reports; and

7.

Otherwise review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of related material facts.

For the purposes of fulfilling its mandate, the Audit Committee will be responsible for the following:

1.

schedule meetings to take place on a regular basis;

2.

afford an opportunity periodically to the external auditors and to senior management of the Company to meet separately with the Audit Committee and when required, meet independently of the external auditors and management;

3.

keep minutes of all meetings of the Audit Committee;

4.

periodically report the results of the reviews undertaken and any associated recommendations to the board of directors;

5.

select an external auditor to be proposed by management of the Company to the shareholders for election by the shareholders as the external auditors for the Company, review and approve the terms of the external auditor's engagement, and determine the appropriateness and reasonab1eness of the proposed audit fees and any unpaid fees;

6.

review and evaluate the qualifications, performance and independence of the lead partner of the external auditors, discuss with management of the Company the timing and process for implementing the rotation of the lead audit partner and the reviewing partners of the external auditors, and all other issues related to the change of external auditor, and the planned steps for an orderly transition;

7.

obtain confirmation from the external auditors that they will report directly to the Audit Committee;

8.

obtain confirmation from the external auditors that they will report in a timely matter to the Audit Committee all critical accounting policies and practices to be used, all alternative accounting policies and practices, the ramifications of each of such accounting policies and practices and the accounting policy and practice preferred by the external auditors, for the financial information of the Company within applicable generally accepted accounting principles (GAAP) which have been discussed with management of the Company and will provide a copy of all material written communications between the external auditors and management of the Company including, without limitation, any management letter or schedule of unadjusted differences;

9.

obtain confirmation from the external auditors that they will ensure that all reports filed under the United States Securities Exchange Act of 1934, as amended, which contain financial statements required to be prepared in accordance with Canadian GAAP and/or are reconciled to, United States GAAP, reflect all material correcting adjustments identified by the external auditors of the Company;

10.

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of the Company;

11.

review all reportab1e events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102 of the Canadian Securities Administrators, on a routine basis;

12.

review and pre-approve any and all engagements for non-audit services to be provided to the Company or to any of its subsidiaries by the Company’s external auditors or any affiliates of the external auditors, together with estimated fees, and review and approve the audit plan with the external auditor and with management;

13.

review with management and with the external auditor any  proposed changes in major accounting policies, and the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

14.

assist in the preparation of any internal control report by management, which provides that management of the Company is responsible for establishing and maintaining an adequate control structure and procedures for financial reporting by the Company, assessing the effectiveness of such control structure and procedures, and ensuring that the external auditors of the Company, if required by governing legislation or regulation, attest to, and report on, the assessment of such control structure and procedures by management of the Company;

15.

assist the Chief Executive Officer and the Chief Financial Officer of the Company in their assessment of the effectiveness of the Company’s internal control over financial reporting and in determining whether there has been any material change in the Company’s internal control over financial reporting which has materially affected or could materially affect such internal control subsequent to the date of the evaluation; and

16.

assist the Chief Executive Officer and the Chief Financial Officer of the Company in identifying and addressing any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting

17.

question management and the external auditors regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

18.

review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant  accounting issues on which there was a disagreement with management;

19.

review audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

20.

review the post-audit or management letter, containing the recommendations of the external auditors and management’s response and subsequent follow up to any identified weaknesses;

21.

review all interim unaudited financial statements before release to the public;

22.

review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis;

23.

ensure that the Company discloses in the periodic reports of the Company, as appropriate, whether at least one member of the Committee is a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission;

24.

ensure that all non-audit services provided by the external auditors are approved by or on behalf of the Committee and are disclosed in the periodic reports of the Company;

25.

ensure that each annual report and, to the extent required by any applicable legal or regulatory requirement, any quarterly report of the Company includes disclosure with respect to all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities which may have a current or future effect on the Company in accordance with all applicable legal and regulatory requirements;

26.

ensure that all financial statements and other financial information, including pro forma financial information, included in any report filed by the Company with any regulatory authority or contained in any public disclosure or press release of the Company is presented in a manner which does not contain a material misstatement or omission and reconciles the pro forma information contained therein to Canadian GAAP, and if appropriate, reconciles such pro forma information contained therein to United States GAAP, and which otherwise complies with all applicable legal and regulatory requirements;

27.

review the evaluation of internal controls by the external auditors, together with management’s responses;

28.

review the appointments of the chief financia1 officer and any key financial executives involved in the financial reporting process, and

29.

establish procedures for (a) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

(2)

Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate.  An outline of each members’ relevant education and experience follows:

Robert J. Gayton, Chairman

Mr. Gayton is a Chartered Accountant with a Ph.D Business from the University of California (1973).  He is a director and audit committee chairman of a number of companies, including Western Copper Corp., Amerigo Resources Ltd., B2Gold and Intrinsyc Software Inc.  Mr. Gayton is a current member of the Institute of Chartered Accountants of B.C.  From 1976-1987 he was a partner with the accounting firm Peat Marwick Mitchell in Mississauga, Coquitlam and Vancouver. Mr. Gayton has shown that he has a clear understanding of the relevant accounting principles, internal controls and procedures for financial reporting, and the relevant experience preparing, auditing, analyzing and evaluating financial statements and their associated complex issues.

The Audit Committee has determined that Mr. Gayton is an audit committee financial expert within the meaning of the rules promulgated by the United States Securities and Exchange Commission and that Mr. Gayton is independent within the meaning of the NYSE Amex Company Guide.

Gary E. German

Mr. German has over thirty five years of senior management and executive positions in global resource projects and companies, including the provision of strategic and corporate finance direction and international commodity brokerage operations. Previously he was Chairman of the Finance Committee and Senior Advisor to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation. Mr. German is a graduate of the University of Toronto (Bachelor of Applied Science, Industrial Engineering) and the University of Western Ontario (Diploma, International Management).

Gerard E. Munera

Mr. Munera, a US citizen, is Managing Director of Synergex Group LLC, an investment holding company, and Executive Chairman of Arcadia Inc., a manufacturer of building products.  He serves on the Audit Committees of three public company boards and has a diverse background which includes engineering, economics, sales, finance, operations, mining and metals. His tenures have included Chief Financial Officer or Chief Executive Officer of several mining and metals companies, including 20 years with Pechiney, first as CFO and then as CEO of their Argentine subsidiary, then as CEO of their US subsidiary Howmet Aluminum and then as Senior Vice President of their Ferro Alloys, Uranium and Carbon businesses in several international locations, all of which included detailed financial involvement with the company.

(3)  Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services, described as follows:

The Company and its subsidiaries will not engage KPMG to carry out any non-audit services that are deemed inconsistent with an auditor’s independence (“Prohibited Service”).  The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

Audit Services, Audit Related Services, Tax Services, as well as Compliance Services, Tax Planning Services, Commodity Tax Services, Executive Tax Services

Other Services

Valuation Services, Information Technology Advisory and Risk Management Services, Actuarial Services, Forensic and Related Services, Corporate Recovery Services, Transaction Services, Corporate Finance Services, Project Risk Management Services, Operational Advisory and Risk Management Services, Regulatory and Compliance Services

For permitted services the following pre-approval policies will apply:

A.

Audit Services

The Audit Committee will pre-approve all Audit Services provided by KPMG through their recommendation of KPMG as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of KPMG’s annual Audit Plan.

B.

Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Periodically (e.g. annually), the Audit Committee will update a list of pre-approved services that are recurring or otherwise reasonably expected to be provided.

The Audit Committee will be subsequently informed at least annually of the services on the attached list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis as described in (C) below.

C.

Approval of Additional Services

The Company employee making the request will submit the request for service to the CFO.  The request for service should include a description of the service, the estimated fee, a statement that the service is not a “Prohibited Service” and the reason KPMG is being engaged.

Services where the aggregate fees are estimated to be less than or equal to $25,000.

Recommendations, in respect of each engagement, will be submitted by the CFO to the Chairman of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chairman of the Audit Committee.

Services where the aggregate fees are estimated to be greater than $25,000.

Recommendations, in respect of each engagement, will be submitted by the CFO to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services.  The engagement may commence upon approval of the full Committee.

(4)  External Auditor Fees

All dollar amounts in this section are expressed in Canadian currency.

The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2008 and 2007 by its independent accountants, KPMG LLP, stated in Canadian dollars:

	Year ended December 31, 2008	Year ended December 31, 2007
Audit Fees	279,025	357,500
Tax Fees(1)	31,983	5,500
Total	311,008	363,000

 (1)

Fees billed for tax services for review of annual returns and other minor tax advisory matters.

ITEM 9.

INTEREST OF MANAGEMENT

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in, directly or indirectly, nor had any material interest in, any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

ITEM 10.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

ITEM 11.

MATERIAL CONTRACTS

There were no material contracts other than in the ordinary course of business entered into during 2008 and no such contracts from prior years having continuing effect.

ITEM 12.

INTERESTS OF EXPERTS

The Bisha Property feasibility work which is referenced in this AIF was performed by AMEC Americas Ltd., based in Vancouver, Canada.

To the best of the knowledge of the Company, AMEC Americas Ltd. and the partners, employees and consultants thereof have less than 1% interest in the securities of the Company.

KPMG LLP (“KPMG”) are the auditors for the Company and have audited the annual financial statements of the Company for the year ended December 31, 2008.  KPMG have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 13.

ADDITIONAL INFORMATION

13.1

Additional Information

1.

The documents listed above, as well as additional information relating to the Company, may be found by using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com or the SEC EDGAR filing system at http://www.sec.gov/edgar/searchedgar/webusers.htm.

2.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors.

3.

Additional financial information is also provided in the Company's consolidated financial statements and MD&A for its most recently completed financial year.